SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

Synergy Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871639 10 0

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons R. Merrill Hunter I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,235,400(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,235,400(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,235,400

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14	Type of Reporting Person* IN

(1)   Includes 800,000 shares of common stock issuable upon exercise of stock options.

(2)   Based upon an aggregate of 99,282,350 shares of the Issuer’s issued and outstanding common stock as of November 14, 2011.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Synergy Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 420 Lexington Avenue, Suite 1609, New York, NY 10170.

Item 2. Identity and Background.

(a)                                  The name of the reporting person is R. Merrill Hunter (the “Reporting Person”).

(b)                                 The address of the Reporting Person is 420 Lexington Avenue, Suite 1609, New York, NY 10170.

(c)                                  The Reporting Person’s present principal occupation is medical doctor.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person’s liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a)          The Reporting Person is the beneficial owner of  6,235,400 shares or 6.2% of the Issuer’s common stock (based upon 99,282,350 shares of the Issuer’s common stock issued and outstanding as of November 14, 2011).

(b)         The Reporting Person has the sole power to vote or dispose of all of its shares.

(c)          In the sixty days prior to November 14, 2011, the date of the event requiring the filing of this statement, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: November 22, 2011	/s/ R. Merrill Hunter
R. Merrill Hunter